Exhibit 99.2

VOTE ON INTERNET Go to http : //www . vstocktransfer . com/proxy Click on Proxy Voter Login and log - on using the below control number . Voting will be open until 11 : 59 pm, Eastern Time, March 18 , 2026 . CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided . VOTE BY FAX Mark, sign and date your proxy card and return it to 646 - 536 - 3179. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 4 F, Building 30 , Phase 1 , Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China, on March 20 , 2026 , at 10 : 00 a . m . local time . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Oriental Culture Holding Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE LISTED RESOLUTIONS. ORDINARY RESOLUTIONS : 1. THAT with immediate effect upon passing : (A) The authorized share capital of the Company be increased from (a) share capital of $ 500 , 000 divided into 109 , 000 , 000 shares of which (x) 9 , 000 , 000 shares designated as ordinary shares with a par value of $ 0 . 055 per share and (y) 100 , 000 , 000 shares designated as preferred shares with a nominal or par value of $ 0 . 00005 per share to (b) $ 5 , 505 , 000 divided into shares of which (x) 100 , 000 , 000 shares are designated as ordinary shares with par value of $ 0 . 055 per share, and (y) 100 , 000 , 000 shares are designated as preferred shares with a nominal or par value of $ 0 . 00005 per share by creation of 91 , 000 , 000 ordinary shares with par value of $ 0 . 055 per share (the “Share Capital Increase”) . FOR AGAINST ABSTAIN (B) The approval and authorization to the Board for the future increase of the share capital and authorized shares of the Company at any one time or multiple times during a period up to two years after the date of the approval of the authorization by the shareholders of the Company, with the exact increased numbers of share capital and authorized shares and effective time as the Board may determine from time to time in its absolute discretion provided in no event the increased share capital shall exceed $ 500 million, (the “Future Share Capital Increase”) . FOR AGAINST ABSTAIN (C) The registered address of the Company be changed to Sertus Chambers, Governors Square, Suite # 5 - 204 , 23 Lime Tree Bay Avenue, P . O . Box 2547 , Grand Cayman, KY 1 - 1104 , Cayman Islands (the “Address Change”) . FOR AGAINST ABSTAIN SPECIAL RESOLUTION : 2 . THAT, subject to and conditional upon the passing of Ordinary Resolutions 1 (A) and (C) above in respect of the Share Capital Increase and Address Change of the Company with immediate effect upon passing : The fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated M&A”), which contains all the proposed amendments mentioned in this proxy statement and other changes previously approved by the shareholders of the Company with a copy of which has been produced to this meeting and marked as “Annex A” of the proxy statement, be and are hereby approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect upon passing of Ordinary Resolutions 1 (A) and (C) above, and any director, registered office provider or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities . (“Amendment to M&A”) . FOR AGAINST ABSTAIN (TO BE SIGNED ON REVERSE SIDE)

ORIENTAL CULTURE HOLDINGS LTD. Extraordinary General Meeting of Stockholders To Be Held March 20, 2026 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Yi Shao and Xuetong Qin proxy with full power of substitution to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Stockholders to be held at 4 F, Building 30 , Phase 1 , Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China, on March 20 , 2026 , at 10 : 00 a . m . local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies . This proxy, when properly executed, will be voted as directed . If no direction is made, the proxy shall be voted FOR the listed resolutions, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable . Please check here if you plan to attend the Extraordinary General Meeting of Stockholders on March 20, 2026 at 10:00 am local time. Signature, if held jointly Signature Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00